Exhibit 1

Ontario Superior Court of Justice Rejects Barrick’s El Morro Claim –

New Gold and Goldcorp Move Forward as Partners at El Morro Project

(All figures are in US dollars unless otherwise indicated)

June 27, 2012 — New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces that the Ontario Superior Court of Justice (the “Court”) has rendered its decision regarding the ownership interests in the El Morro project in Chile. The Court’s decision confirms that New Gold and Goldcorp Inc. (“Goldcorp”) will continue as partners in the El Morro project. The Court dismissed Barrick Gold Corporation’s (“Barrick”) attempt to claim it should have been New Gold’s partner. Based on the decision, the El Morro transaction between New Gold and Goldcorp, which closed on February 16, 2010, will stand. New Gold holds a fully carried 30 percent interest in the El Morro project and Goldcorp, the project developer and operator, holds the remaining 70 percent.

The Court’s decision relates to the Statement of Claim (the “Claim”) that was originally filed in January 2010 by Barrick against the company and Goldcorp as well as affiliated subsidiaries, and which was subsequently amended to include Xstrata Plc (“Xstrata”) and affiliated subsidiaries as defendants. Barrick made the Claim after New Gold exercised its right of first refusal to acquire its previous partner, Xstrata’s 70 percent interest in the project, where the right of first refusal was triggered when Barrick made an offer to purchase Xstrata’s share of the El Morro project. After exercising its right of first refusal, in early 2010, New Gold completed a transaction that resulted in Goldcorp becoming its 70 percent partner in the El Morro project. The Court has dismissed Barrick’s claim.

“We are pleased that the Court’s decision affirms our position that we validly exercised our right of first refusal,” stated Randall Oliphant, Executive Chairman. “El Morro’s significant gold and copper mineral resources, continued exploration potential and strategic location make it one of the best undeveloped projects in our industry. As it was our company that originally discovered El Morro, we believe we are in a great position with a significant, fully funded interest in this world class project.”

Certain of the key terms under the El Morro shareholders agreement include:

•                  Goldcorp carries New Gold’s full 30 percent share of the project’s capital costs. The development capital costs, on a 100 percent basis, were most recently estimated at the end of 2011 at $3.9 billion.

•                  After the start of production, New Gold retains 20 percent of its 30 percent of cash flow with the remaining 80 percent going towards the carried funding and accumulated interest

•                  The interest rate on the carried funding has been fixed at 4.58%

•                  Goldcorp is obligated to pay New Gold a penalty payment of $1.5 million per month should Goldcorp not start construction within 60 days of the receipt of requisite permits and approvals

Once in production, New Gold’s 30 percent share of annual production is expected to be over 90,000 ounces of gold and 85 million pounds of copper over an initial 17-year mine life. Life-of-mine cash cost is expected to be approximately ($700) per ounce of gold on a by-product basis and approximately $550 per ounce of gold and $1.45 per pound of copper on a co-product basis. Metals price assumptions used to calculate the average life-of-mine El Morro cash cost are $1,200 per ounce of gold and $2.75 per pound of copper.

In a separate matter, in late April, the company announced that the Chilean Supreme Court had temporarily suspended the approval of the environmental permit for the El Morro project which had originally been granted in March of 2011. The temporary suspension was based on the Chilean court’s belief that the Chilean Environmental Permitting Authority (the “Servicio de Evaluación Ambiental” or “SEA”) had not sufficiently consulted an indigenous group in the area of the El Morro project. Since the Chilean court’s decision, SEA and Goldcorp, the project developer and operator, have worked collaboratively to pursue the renewal of the permit in a manner that best addresses the interests of all stakeholders. SEA plans to engage stakeholders in an additional round of consultation, similar to those that took place in advance of the granting of the environmental permit.

With the ownership-related litigation decision having now been rendered, we can further focus our efforts on the reinstatement of the environmental permit and ultimately the development, exploration and operation of the El Morro project.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. New Gold’s most immediate development project, New Afton, is scheduled to begin production in mid-2012 and together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”,  “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of various transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to,; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The scientific and technical information in this press release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COST

“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash cost presented does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

For further information please contact:

Hannes Portmann

Vice President, Corporate Development

Direct: +1 (416) 324-6014

Email: info@newgold.com